Exhibit 12.1

TransUnion Corp.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in millions)	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before tax	83.0	205.7	209.9	282.0	285.4
Less income of noncontrolling interests	(8.3)	(8.1)	(9.2)	(7.5)	(6.9)
Less income from equity investees	(8.4)	(5.3)	(6.6)	(2.4)	(3.8)
Plus fixed charges	93.1	4.3	0.9	1.2	1.7
Plus amortization of capitalized interest	-	-	-	-	-
Dividends from equity method investees	4.9	4.1	4.4	3.2	2.6
Less interest capitalized	(0.3)	-	-	-	-

Total earnings	164.0	200.7	199.4	276.5	279.0

Fixed Charges:
Interest Expense	90.1	4.0	0.9	1.2	1.7
Interest capitalized (on internally developed software)	0.3	-	-	-	-
Amortized loan costs not recorded as interest expense	2.7	0.3	-	-	-
Estimate of interest expense within rental expense	-	-	-	-	-

Total fixed charges	93.1	4.3	0.9	1.2	1.7

Ratio of earnings to fixed charges	1.8	46.7	221.6	230.4	164.1